82-03138

SUPPL

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

George Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

George Rose

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Lapse of option over 1,165 shares under SAYE Share Option Scheme on 1 December 2004

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding of shares following this notification

277,872

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

1,502,082 options held under the SAYE and Executive Share Option Schemes

23. Any additional information

The director also has interests in contingent awards over 14,996 shares under the Restricted Share Plan and contingent awards/options over 490,593 shares under the Performance Share Plan.

24 Name and contact number of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252) 373232

25. Date of Notification

8 December 2004